

March 8, 2012

<u>Via Email</u>
H.S. Sangra, Esq.
Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, B.C.
Canada V6C 3L2

> **Re:** **Mercer International, Inc.**
> **Registration Statement on Form S-4**
> **Filed on February 29, 2012**
> **File No. 333-179809**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 1, 2012**
> **File No. 0-51826**

Dear Mr. Sangra:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language "is not complete" from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

2. Although the requirement to deliver a final prospectus has been eliminated for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. <u>See</u>, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Mercer International, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

3. Refer to Item 19 of Form S-4. Given that the Part III information in the form 10-K filed on February 21, 2012 has not yet been filed, please revise to include all required information prior to effectiveness of the registration statement. Refer generally to an analogous provision applicable to Form S-3 registrants in Securities Act Forms Compliance & Disclosure Interpretation 123.01, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

<u>Conditions of the Offer, page 37</u>

4. We note that Mercer International, Inc. and Fibrek, Inc. have appealed the decision of the Bureau de décision et de révision (Québec) granting an order to cease-trade the private placement of special warrants to Mercer International, Inc. We similarly note disclosure in the Offering Circular that subsequent decisions by the Bureau de décision "may impact the completion of the Offer." Please revise to clarify whether a condition to your offer is the absence of a restriction on the parties' agreements with respect to the issuance and/or terms of conversion and/or redemption of the special warrants as currently contemplated by the Special Warrant Agreement.

5. Please refer to the fifth bullet point on page 37. Supplementally advise us with a view toward revised disclosure, what constitutes an impediment to your ability to "maintain" the offer that is not otherwise covered in the conditions listed. As the filing persons are aware, all conditions to the offer must be drafted with sufficient specificity to allow for objective verification. Refer generally to Section 14(e) of the Exchange Act. Please revise or advise.

<u>Preliminary Proxy Statement on Schedule 14A filed March 1, 2012</u>

<u>General</u>

6. Please fill in all blanks and provide information as of the most reasonable practicable date.

Questions and Answers About the Offer and the Mercer Special Meeting, page 1

7. In a Question and Answer, please disclose or cross-reference to disclosure that provides a quantitative and qualitative description of the financing needed to complete the offer, inclusive of the pro forma impact to Mercer resulting therefrom.

8. Please include a Question and Answer that provides a brief summary of the Special Warrant Agreement, its relationship to the consummation of the offer, and the impact to Mercer shareholders assuming a triggering conversion event were to occur.

Risk Factors , page 25

"Change of Control provisions…," page 26

9. If material, please quantify the approximate range of "unanticipated expenses" associated with potential change of control payments that would be owed to Fibrek employees if the offer is successful.

Opinion of Raymond James to the Board of Directors of Mercer, page 43

10. Refer to Item 14(b)(6) and corresponding Item 1015(b)(4) of Regulation M-A. Please disclose the total amount of the fee payable and/or paid to Raymond James, inclusive of contingent amounts owed if the offer is consummated.

Ownership of Mercer Following the Offer, page 54

11. Please revise to specify the maximum percentage of share ownership by Fibrek shareholders assuming the entire 15 million shares are issued in connection with the offer. Please make corresponding revisions to analogous disclosure on page 36 under "Proposal 1"

Closing Comments

As appropriate, please promptly amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,
/s/ Mellissa Campbell Duru
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Rod Talaifar, Esq.
        Sangra Moller LLP